FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of January, 2003

                              STELMAR SHIPPING LTD.
                 (Translation of registrant's name into English)

                                  Status Center
                                 2A Aeros Street
                             Vouliagmeni, GR, 16671
                                 Athens, Greece
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F |X| Form 40-F |_|

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes |_| No |X|

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

     Set forth herein is a copy of a press release announcing fourth quarter and year-end results for 2002 of Stelmar Shipping Ltd. (the "Company").


For Immediate Release

Company Contacts:
Stamatis Molaris          Leon Berman
Chief Financial Officer   Principal
Stelmar Shipping Ltd.     The IGB Group
011-30210-891-7260        212-206-0898

                  STELMAR SHIPPING LTD. REPORTS FOURTH QUARTER
                          AND YEAR-END RESULTS FOR 2002

Time Charter Strategy Generates Another Year of Record Profits and Stable Growth

     ATHENS, Greece - January 28, 2003 - Stelmar Shipping Ltd. (NYSE: SJH) today announced operating results for the fourth quarter and the year ended December 31, 2002.

     For the fourth quarter of 2002, the Company reported net income of $11,567,000, or $0.69 per diluted share, compared with $10,421,000, or $0.87 per diluted share, for the fourth quarter of 2001. Fourth quarter results included a $300,000 award of restricted stock to be issued to senior management. Excluding this award, net income was $11,867,000 for the fourth quarter, or $0.71 per diluted share. The weighted average number of diluted shares used in the computations was 16,871,659 and 11,953,385 for the fourth quarters of 2002 and 2001 respectively, as the Company completed a secondary offering in April 2002. Operating income increased 13% to $16,777,000 from $14,847,000 in the fourth quarter of 2001. EBITDA for the quarter was $27,627,000 compared with
$22,077,000 in the fourth quarter of 2001. On a time charter basis net of commissions, revenues for the quarter were $42,411,000, an increase of 34.9% compared to the $31,449,000 recorded in the fourth quarter of 2001, mainly due to expansion of the fleet. Time charter earned revenues for the fourth quarter of 2002 were $39,813,000 or approximately 93.9% of revenues on a time charter basis net of commissions, as opposed to $24,711,000 or 78.6% of revenues on a time charter basis net of commissions, in the fourth quarter of 2001.

     For the twelve-month period ended December 31, 2002, the Company reported net income of $43,286,000, or $2.83 per diluted share, compared to $34,013,000, or $3.29 per diluted share, for 2001. The weighted average number of diluted shares used in the computations was 15,314,250 and 10,353,810 for the years ended December 31, 2002 and 2001 respectively, as the Company completed a secondary offering in April 2002. Operating income increased 26.2% to $62,463,000 from $49,513,000 in 2001. EBITDA for 2002 was $99,686,000 compared to $72,262,000 last year. For the 2002 year, revenues on a time charter basis, net of commissions were $148,379,000, an increase of 48.5% over the $99,904,000 in 2001, mainly due to expansion of the fleet. Time charter earned revenues for 2002 were $140,456,000, approximately 94.7% of revenues on a time charter basis net of commissions, versus $76,939,000 or approximately 77.0% of revenues on a time charter basis net of commissions, in 2001.

     Peter Goodfellow, Chief Executive Officer of Stelmar Shipping, commented, "2002 was another year of significant accomplishments for Stelmar. We posted record earnings, reported our eighth year of consecutive profitability and achieved impressive returns on equity and capital. Our strong results for 2002 reflect the increased demand for our modern vessels and the successful implementation of our time charter strategy. Throughout the year we effectively executed our strategy of signing time charter contracts for appropriate durations, enabling Stelmar to outperform the industry in a challenging market and benefit from future rate increases."

     The following key indicators serve to highlight changes in the Company's financial performance during the fourth quarter and year ended December 31, 2002:

                                           Three Months Ended December 31, 2002 and 2001
                                         (In U.S. Dollars per day, unless otherwise stated)
                               HANDYMAX FLEET              PANAMAX FLEET              AFRAMAX FLEET                TOTAL FLEET
                               --------------              -------------              -------------                -----------
                           ---------------------------------------------------------------------------------------------------------
                                              %                            %                          %                          %
                           2002    2001    change    2002     2001      change   2002      2001    change    2002   2001      change
                           ---------------------------------------------------------------------------------------------------------
Total available
  ship days                1,748    1,472    18.75%     736      184   300.00%      368      368       --    2,852    2,024   40.91%

Total operating days       1,732    1,464    18.29%     732      171   327.85%      368      309   18.83%    2,832    1,945   45.62%

Utilization                99.1%    99.5%   (0.39%)   99.5%    93.0%     6.96%    99.9%    84.1%   18.83%    99.3%    96.1%    3.34%

TCE per ship per day      13,505   16,214  (16.71%)  18,025   17,528     2.83%   18,895    7,617    7.26%   15,373   16,553  (7.12%)

Net daily revenue per
  ship per day            12,977   15,682  (17.25%)  17,527   16,250     7.86%   18,549    4,563   27.37%   14,871   15,530  (4.24%)

Vessel operating
  expenses per ship
  per day                (4,375)  (3,533)    23.81% (3,516)  (4,277)  (17.79%)  (4,424)  (4,011)   10.30%  (4,160)  (3,688)   12.79%

Vessel overhead burden     (941)    (997)   (5.60%)   (941)    (997)   (5.60%)    (941)    (997)  (5.60%)    (941)    (997)  (5.60%)
  per ship per day

Operating cash flow per
  ship per day             7,661   11,152  (31.30%)  13,070   10,976    19.08%   13,184    9,555   37.98%    9,771   10,846  (9.91%)

--------------------------------------------------------------------------------

                                           Twelve Months Ended December 31, 2002 and 2001
                                         (In U.S. Dollars per day, unless otherwise stated)
                              HANDYMAX FLEET              PANAMAX FLEET              AFRAMAX FLEET                TOTAL FLEET
                              --------------              -------------              -------------                -----------
                          ---------------------------------------------------------------------------------------------------------
                                             %                            %                          %                          %
                          2002    2001    change    2002     2001      change   2002      2001    change    2002   2001      change
                          ---------------------------------------------------------------------------------------------------------
Total available
   ship days              6,521    4,228    54.22%    2,264      730   210.20%    1,469    1,460   0.59%   10,254    6,418    59.76%
Total operating days      6,211    4,068    52.67%    2,261      646   249.93%    1,441    1,395   3.25%    9,912    6,110    62.24%

Utilization               95.3%    96.2%   (1.01%)    99.8%    88.5%    12.81%    98.1%    95.6%   2.65%    96.7%    95.2%     1.55%
TCE per ship per day     13,651   16,505  (17.29%)   17,787   16,940     5.00%   18,801   17,463   7.66%   15,341   16,770   (8.52%)
Net daily revenue per
   ship per day          12,628   15,413  (18.07%)   17,401   14,804    17.54%   18,135   16,391  10.64%   14,469   15,566   (7.05%)
Vessel operating
  expenses per ship
   per day              (4,067)  (3,504)    16.07%  (3,398)  (3,845)  (11.63%)  (4,145)  (3,747)  10.61%  (3,931)  (3,598)     9.24%
Vessel overhead burden
  per ship per day        (756)    (715)     5.79%    (756)    (715)     5.79%    (756)    (715)   5.79%    (756)    (715)     5.79%

Operating cash flow per
ship per day              7,805   11,194  (30.28%)   13,247   10,244    29.31%   13,235   11,929  10.95%    9,783   11,253  (13.07%)

--------------------------------------------------------------------------------

Fleet Report

     During 2002, Stelmar received delivery of six Panamax newbuildings and three modern Handymax tankers. With these deliveries, Stelmar has grown its fleet to 31 tankers with a total of 1,762,304-dwt carrying capacity. The current fleet includes 19 Handymax, eight Panamax and four Aframax tankers, with an average age of approximately seven years.

     Upon completion of Stelmar's 2003-2004 fleet expansion program, consisting of five Panamax newbuildings, out of which four have already been fixed for periods from two to five years, Stelmar's fleet will consist of 36 modern tankers assuming no dispositions. The Panamax newbuilding program will make Stelmar the largest owner of modern, double-hull Panamax tankers.

     Mr. Goodfellow continued, "In 2002, Stelmar once again significantly grew the size of its modern double-hull fleet. We look forward to the delivery of the five Panamax newbuildings in 2003 and early 2004, which will enable us to continue growing the Company through 2005. With the increasing demand for double-hull tonnage, our high quality vessels allow us to serve our customers in a way that is both environmentally sensitive and profitable to Stelmar shareholders."

     The following is a summary of Stelmar's fleet:

            Type              DH          DS       SH        Total      Vessels
                           ----------------------------------------------------
                                         Dwt
                                         ---
     EXISTING:
     ---------
     Handymax                397,080   409,851         0     806,931         19
     Panamax                 555,439         0         0     555,439          8
     Aframax                 303,846         0    96,088     399,934          4
                           ----------------------------------------------------
                           1,256,365   409,851    96,088   1,762,304         31
                           ----------------------------------------------------

     UNDER CONSTRUCTION:
     ---------

     Panamax                 349,500         0         0     349,500          5
                           ----------------------------------------------------
     Total                 1,605,865   409,851    96,088   2,111,804         36
                           ----------------------------------------------------
     % of fleet                  76%       19%        5%        100%
                                 ---       ---        --        ----

     D/H: Double Hull
     D/S: Double sides Single bottom
     S/H: Single Hull

Time Charter Coverage

     Throughout the fourth quarter of 2002, Stelmar had 27 of its 31 vessels on time charters. Stelmar exceeded its time charter goal for 2002 by having 86% of its fleet's net operating days on profitable time charters. Currently, 73% of the fleet's net operating days for 2003 and 31% of the fleet's net operating days for 2004 have been secured, equivalent to $126 million and $66 million in revenues, respectively. This includes four time charters signed so far in the first quarter of 2003. In addition to the four Handymax tankers currently trading in the spot market, Stelmar has four Handymax vessels that will enter the spot market in the first half of this year and seven in the second half, for a total of 11 entering the spot market in 2003. This includes three vessels in the first quarter, one in the second quarter, three vessels in the third quarter and four vessels in the fourth quarter. Stelmar intends to look for opportunities to lock-in these vessels on profitable contracts consistent with its time charter strategy. Based on current time charter coverage, every $1,000 per day of revenue generated by each vessel trading under spot voyages through 2003 and 2004 will contribute almost $0.17 and $0.50 respectively to full-year EPS.

     During the fourth quarter, Stelmar signed new time charter contracts for the Allenmar, and renewed existing contracts for the Petromar and Primar. The Primar, a 1988 double-sided product tanker was renewed on a six-month time charter with Adam Maritime Corporation. The Allenmar, a 1989 double-sided product tanker, has been signed to a one-year time charter with NYK. The Petromar, a 2001 double-hull product tanker, has been renewed on a one-year time charter with Fuel and Marine Marketing, LLC (FAMM), ChevronTexaco Corporation's shipping division.

     The majority of the Handymax tankers were deployed on time charters throughout the quarter, earning an average time charter equivalent rate of $14,225 per day. The remaining Handymax tankers, deployed in the spot market during the quarter, earned an average daily time charter equivalent rate of approximately $10,700 per day.

     All Panamax and Aframax tankers in Stelmar's fleet were deployed on profitable charters during the quarter. The average time charter equivalent rate for the Panamax vessels during the quarter was $18,025 per day. For the Aframax vessels, the average time charter equivalent rate during the quarter was $19,031 per day. All vessels received as part of the 2002 expansion program have been deployed on profitable charters of varying durations.

     Mr. Goodfellow concluded, "Stelmar remains well positioned to successfully operate in 2003. With $126 million of revenue locked into profitable contracts for 2003 and eleven modern Handymax vessels entering the spot market, Stelmar is poised both to continue generating stable cash flow as well as take advantage of the current stronger rate environment. We intend to build on the success we have had in our first two years as a publicly traded company to further enhance Stelmar's leadership as a quality operator of Handymax and Panamax vessels."

     The following is a summary of Stelmar's current time charter coverage of existing vessels for the next 18 months:

                               TIME CHARTER & SPOT MIX PER QUARTER
                              BASED ON EXPECTED NET OPERATING DAYS
-----------------------------------------------------------------------------------------------
                                         1Q03      2Q03      3Q03      4Q03      1Q04      2Q04
                                         ----      ----      ----      ----      ----      ----
HANDYMAX FLEET:
---------------
Total Net Operating days                1,558     1,607     1,624     1,724     1,651     1,640
-----------------------------------------------------------------------------------------------
Fixed Days                              1,176       977       823       587       219       180
-----------------------------------------------------------------------------------------------
Average Contracted TCE Rate per day   $14,214   $14,393   $14,455   $14,041   $14,381   $14,750
                                      ---------------------------------------------------------
Expected TCE Revenues in US$ 000's    $16,716   $14,062   $11,896    $8,242    $3,149    $2,655
                                      =========================================================

Remaining Spot Days                       382       630       801     1,137     1,432     1,460
-----------------------------------------------------------------------------------------------

PANAMAX FLEET:
--------------
Total Net Operating days                  710       718       726       781       858       941
-----------------------------------------------------------------------------------------------

Fixed Days                                710       718       726       757       571       443
-----------------------------------------------------------------------------------------------
Average Contracted TCE Rate per day   $17,000   $17,000   $17,000   $16,980   $17,671   $17,451
                                      ---------------------------------------------------------
Expected TCE Revenues in US$ 000's    $12,070   $12,206   $12,342   $12,854   $10,090    $7,722
                                      =========================================================

Remaining Spot Days                         0         0         0        24       287       499
-----------------------------------------------------------------------------------------------

AFRAMAX FLEET:
--------------
Total Net Operating days                  355       360       344       364       335       359
-----------------------------------------------------------------------------------------------

Fixed Days                                355       360       344       364       292       270
-----------------------------------------------------------------------------------------------
Average Contracted TCE Rate per day   $18,563   $18,213   $18,146   $18,213   $18,596   $19,233
                                      ---------------------------------------------------------
Expected TCE Revenues in US$ 000's     $6,590    $6,557    $6,242    $6,629    $5,430    $5,193
                                      =========================================================

Remaining Spot Days                         0         0         0         0        43        89
-----------------------------------------------------------------------------------------------

TOTAL FLEET:
------------
Total Net Operating days                2,623     2,685     2,694     2,869     2,844     2,940
-----------------------------------------------------------------------------------------------

Fixed Days                              2,241     2,055     1,893     1,708     1,082       893
-----------------------------------------------------------------------------------------------
Average Contracted TCE Rate per day   $15,786   $15,973   $16,102   $16,232   $17,255   $17,446
                                      ---------------------------------------------------------
Expected TCE Revenues in US$ 000's    $35,376   $32,825   $30,481   $27,725   $18,669   $15,570
                                      =========================================================

Remaining Spot Days                       382       630       801     1,161     1,762     2,048
-----------------------------------------------------------------------------------------------

Conference Call and Webcast

     Stelmar's management team will host a conference call today, Tuesday, January 28, 2003, at 10:00 a.m. Eastern Time to discuss the Company's fourth quarter and 2002 year-end financial results. The United States dial-in number for the call is: 1-800-406-5356. The international dial-in number is:
1-913-981-5572. A replay of the conference call will be available until midnight on Monday, February 10, 2003. The United States replay number is 1-888-203-1112; the international replay number is 1-719-457-0820 and the access code required for the replay is 132135. There will also be a simultaneous live webcast over the Internet at: https://cis.premconf.com/sc/scw.dll/usr?cid=vlllrdwszszvmwcww.

About Stelmar Shipping Ltd.

     Stelmar Shipping Ltd. is an international provider of petroleum product and crude oil transportation services. Headquartered in Athens, Greece, Stelmar operates one of the world's largest and most modern Handymax and Panamax tanker fleets with an average age of approximately seven years, excluding the newbuildings. The Company's fleet of 31 tankers will expand to 36 by the end of the first half of 2004. The Company, through its maintenance of a modern fleet and commitment to safety, has earned an excellent reputation for providing transportation services to major oil companies, oil traders and state-owned oil companies.

Forward-Looking Statements

     This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's operations, performance and financial conditions, including, in particular, statements regarding: TCE rates in the near term; net operating days; tanker supply and demand; supply and demand for oil; expectations as to funding the Company's future capital requirements; future capital expenditures; the Company's growth strategy and measures to implement such strategy; environmental changes in regulation; cost savings and other benefits. Words such as "expects," "intends," "plans," "believes," "anticipates," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements.

     These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to: changes in production of or demand for oil and petroleum products, either generally or in particular regions; the cyclical nature of the tanker industry and its dependence on oil markets; the supply of tankers available to meet the demand for transportation of petroleum products; greater than anticipated levels of tanker newbuilding orders or less than anticipated rates of tanker scrapping; changes in trading patterns significantly impacting overall tanker tonnage requirements; competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange
Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                               ###TABLES FOLLOW###

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE THREE MONTH PERIODS ENDED DECEMBER 31, 2002 AND 2001
AND FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001
(Expressed in thousands of U.S. Dollars - except per share data)

                                                  Three Month Period              Twelve Month Period
                                                   Ended December 31               Ended December 31
                                             ----------------------------    ----------------------------
                                                 2002            2001            2002            2001
                                             ------------    ------------    ------------    ------------
                                              (Unaudited)     (UnAudited)     (Unaudited)      (Audited)
REVENUES:
Revenue from vessels                         $     45,862          35,235         160,210         111,198
  Voyage expenses and
  commissions to third parties                     (3,451)         (3,786)        (11,831)        (11,294)
                                             ------------    ------------    ------------    ------------
    Revenue on a time charter
    basis, net of commissions                      42,411          31,449         148,379          99,904
                                             ------------    ------------    ------------    ------------

EXPENSES:

  Vessel operating expenses                        11,876           7,460          40,310          23,093
  Depreciation and amortization                    11,075           7,125          37,855          22,715
  General and administrative expenses               2,683           2,017           7,751           4,583
                                             ------------    ------------    ------------    ------------
  Operating income                                 16,777          14,847          62,463          49,513
                                             ------------    ------------    ------------    ------------

OTHER INCOME (EXPENSES):

  Interest and finance costs, net                  (4,985)         (4,531)        (18,545)        (15,534)
  Other, net                                         (225)            105            (632)             34
                                             ------------    ------------    ------------    ------------
  Total other income (expenses), net               (5,210)         (4,426)        (19,177)        (15,500)
                                             ------------    ------------    ------------    ------------
  Income before income taxes                       11,567          10,421          43,286          34,013
  Provision for income taxes                           --              --              --              --
                                             ------------    ------------    ------------    ------------
Net Income                                   $     11,567          10,421          43,286          34,013
                                             ============    ============    ============    ============
Earnings per share, basic                    $       0.69            0.88            2.84            3.31
                                             ============    ============    ============    ============
Weighted average number of shares, basic       16,819,750      11,874,450      15,262,194      10,290,028
                                             ============    ============    ============    ============
Earnings per share, diluted                  $       0.69            0.87            2.83            3.29
                                             ============    ============    ============    ============
Weighted average number of shares, diluted     16,871,659      11,953,385      15,314,250      10,353,810
                                             ============    ============    ============    ============

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2002 AND DECEMBER 31, 2001
(Expressed in thousands of U.S. Dollars)

                                                            2002         2001
ASSETS                                                  (Unaudited)   (Audited)
------                                                  -----------   ---------

CURRENT ASSETS:
  Cash and cash equivalents                                $36,123       34,417
                                                         ----------------------
  Accounts receivable- trade                                 7,529        7,678
  Other current assets                                       5,308        4,069
                                                         ======================
      Total current assets                                  48,960       46,164
                                                         ----------------------

FIXED ASSETS:
  Advances for vessel acquisition / under construction      15,088       46,555
                                                         ----------------------

  Vessels net book value                                   746,164      491,827
  Other fixed assets                                         1,581          817
                                                         ======================
      Total fixed assets                                   762,833      539,199
                                                         ----------------------
DEFERRED CHARGES, net                                       12,205        6,820
                                                         ----------------------
      Total assets                                         823,998      592,183
                                                         ======================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt                        $74,758       40,332
                                                         ----------------------
  Accounts payable- trade                                    6,772        4,907
  Other current liabilities                                  8,519        8,134
  Financial instruments fair value                           7,950        2,500
                                                         ======================
      Total current liabilities                             97,999       55,873
                                                         ----------------------

LONG-TERM DEBT, net of current portion                     413,851      326,862
                                                         ----------------------

CONTINGENCIES
  STOCKHOLDERS' EQUITY:
    Preferred stock, $0.01 par value; 20,000,000
    shares authorized, none issued.                             --           --
    Common stock, $0.02 par value; 25,000,000 shares
    authorized; 16,819,750 and 11,874,750 issued and
    outstanding at December 31, 2002 and December 31,
    2001 respectively                                          336          237
    Additional paid-in capital, net                        215,635      149,970
    Accumulated other comprehensive income / (loss)         (7,940)      (2,594)
    Retained earnings                                      104,117       61,835
                                                         ----------------------

      Total stockholders' equity                           312,148      209,448
                                                         ----------------------
      Total liabilities and stockholders' equity          $823,998      592,183
                                                         ======================

STELMAR SHIPPING LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, AND 2001
(Expressed in thousands of U.S. Dollars)
                                                                      2002         2001
Cash Flows from Operating Activities:                             (Unaudited)   (Audited)
                                                                   ---------    ---------
  Net income                                                       $  43,286       34,013
  Adjustments to reconcile net income to net cash
  provided by operating activities:
    Depreciation                                                      34,644       21,755
    Amortization of deferred dry-docking costs                         3,211          960
    Amortization of other financing costs                                292          139
    Shares award                                                         300           --
    Change in working capital                                            860       (2,001)
  Translation adjustment                                                 104          133
                                                                   ---------    ---------
Net Cash from Operating Activities                                    82,697       54,999
                                                                   ---------    ---------

Cash Flows from (used in) Investing Activities:

    Advances for vessels acquisition- vessels under construction     (15,088)     (46,471)
    Vessel acquisitions and / or improvements                       (242,343)    (248,672)
    Capital expenditure for property and equipment                      (847)        (319)
    Payments for dry-docking                                          (8,122)      (4,766)
                                                                   ---------    ---------
Net Cash used in Investing Activities                               (266,400)    (300,228)
                                                                   ---------    ---------

Cash Flows from (used in) Financing Activities:

    Proceeds from long-term debt                                     164,147      191,359
    Principal payments of long-term debt                             (42,732)     (24,957)
    Contribution to paid-in capital, net                              64,760       88,236
    Payments for loan fees and other financing costs                    (766)      (1,456)
                                                                   ---------    ---------
Net Cash from Financing Activities                                   185,409      253,182
                                                                   ---------    ---------

Net increase in cash and cash equivalents                              1,706        7,953
Cash and cash equivalents at beginning of year                        34,417       26,464
                                                                   ---------    ---------

Cash and cash equivalents at end of year                           $  36,123       34,417
                                                                   =========    =========

                                   SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934,the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              STELMAR SHIPPING LTD.
                                  (registrant)


Dated: 31st January, 2003                By: /s/ Olga Lambrianidou
                                         --------------------------------------
                                         Name: Olga Lambrianidou
                                         Title: Corporate Secretary

          This report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934. The information contained in this report fairly presents in all material respects the Registrant's financial condition and results of operations as of the periods stated.


                                         By: /s/ Peter R. Goodfellow
                                         --------------------------------------
                                         Name: Peter R. Goodfellow
                                         Title: Chief Executive Officer


                                         By: /s/ Stamatis Molaris
                                         --------------------------------------
                                         Name: Stamatis Molaris
                                         Title: Chief Financial Officer

02509.0004 #380587